ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 2, 2025	Olivia R. Lanagan T +1 617 951 7499 olivia.lanagan@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Megan Miller and David Greenspan

Re:	Registration Statement of TCW ETF Trust on Form N-14 (File No. 333-286339)

Dear Ms. Miller and Mr. Greenspan:

We are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided telephonically on April 11 and April 29, 2025 relating to the registration statement of the Trust on Form N-14 (the “Registration Statement”), filed with the Commission on April 2, 2025 pursuant to the Securities Act of 1933, as amended, in connection with the proposed reorganization of TCW MetWest Intermediate Bond Fund (the “Target Fund”), a series of TCW Metropolitan West Funds, with and into TCW Core Plus Bond ETF (the “Acquiring Fund”), a series of TCW ETF Trust (the “Trust”), as described in the Registration Statement (the “Reorganization”). The Staff’s comments are summarized below, and each is followed by the Trust’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

Comments from SEC Accounting Staff

1.	Comment: In the section titled “SUMMARY” in the Prospectus/Information Statement, please consider disclosing the basis point impact of the Reorganization costs.

Response: The Trust has revised the disclosure as requested.

2.	Comment: Please confirm in correspondence that current fees and expenses were used in the Annual Fund Operating Expenses table.

Response: The Trust confirms that the expenses used for the Annual Fund Operating Expenses table match the Target Fund’s current summary prospectus dated July 29, 2024. The Trust does not believe any revisions to the Annual Fund Operating Expenses table are necessary based on more current fees and expenses.

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3.	Comment: Please confirm whether the Target Fund’s Adviser’s right of recoupment will survive the Reorganization.

Response: The Trust confirms the Target Fund Adviser’s right of recoupment will not survive the Reorganization.

4.	Comment: Please confirm that the capitalization table for the Reorganization reflects existing capitalization, in addition to pro forma capitalization, as required by Form N-14. Please also include any pro forma share adjustments in the capitalization table, if applicable.

Response: The Trust confirms the capitalization table reflects existing capitalization, in addition to pro forma capitalization. The Trust further confirms that no pro forma share adjustments are applicable.

5.	Comment: In the second footnote to the capitalization table for the Reorganization, please clarify that Class M shares of the Target Fund will convert to Class I shares shortly prior to the Reorganization.

Response: The Trust has revised the footnote as follows:

Class M shares of the Target Fund will be converted into Class I shares (without a CDSC or other charge) prior to the Reorganization. ~~Holders of Class I and Class M shares~~ Shareholders of the Target Fund will each receive shares of the Acquiring Fund upon closing of the Reorganization as contemplated in the Plan. The Acquiring Fund does not offer multiple share classes.

6.	Comment: In the section titled “FEDERAL INCOME TAX CONSEQUENCES OF THE REORGANIZATION,” please consider including the dollar amount of any capital loss carryforwards of the Target Fund.

Response: The Trust has revised the disclosure to include the dollar amount of capital loss carryforwards of the Target Fund.

7.	Comment: In the section titled “INFORMATION ABOUT THE FUNDS,” please confirm the date of the Target Fund’s most recent Annual Report to Shareholders.

Response: The Trust has revised this section to refer to the Target Fund’s Annual Report to Shareholders for the fiscal year ended March 31, 2024.

8.	Comment: Please confirm in correspondence that no portfolio realignment is expected due to differences in the investment restrictions of the Target Fund and the Acquiring Fund.

Response: The Trust notes that the fundamental investment policies of the Target Fund and the Acquiring Fund are identical and the non-fundamental investment policies of the Target Fund and the Acquiring Fund are substantially similar. As a result, the Trust confirms that no portfolio realignment is expected due to differences in the Funds’ investment restrictions.

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Comments from SEC Legal Staff

9.	Comment: Please explain supplementally why the Target Fund’s investment management agreement with a conventional management fee is not materially different from the Acquiring Fund’s investment management agreement with a unitary fee such that shareholder approval would be required under Rule 17a-8.

Response: The Trust believes that the difference between the investment management agreements of the Target Fund and the Acquiring Fund is not material, such that shareholder approval would be required under Rule 17a-8(a)(3) because (i) the nature and level of services provided to the Acquiring Fund under its management agreement will be equal to or greater than the nature and level of services provided to the Target Fund under its management agreement, and (ii) the fee rate paid for the advisory and administrative services to be provided to the Acquiring Fund under its management agreement will not exceed the fee rate paid by the Target Fund for the same services. The Staff has permitted a mutual fund to combine or unbundle advisory and administration agreements without obtaining shareholder approval provided that the proposed change would not reduce the nature or level of the advisory or administration services provided to the fund, and the aggregate advisory and administration fee rate payable by the fund would not exceed the aggregate fee rate payable by the fund under its existing agreements.1 In these situations, the Staff has recognized that the contractual change described should not require shareholder approval as shareholders would not be disadvantaged by the change and obtaining shareholder approval would not serve a useful purpose and would involve unnecessary costs.

Other than the fee structure/scope of services and the identity of the parties, there are no material differences between the investment management agreements (“IMAs”) of the Acquiring Fund and the Target Fund. The Acquiring Fund’s IMA employs a unitary fee structure pursuant to which TCW Investment Management Company LLC (the “Acquiring Fund Adviser”) will charge the Acquiring Fund a management fee for investment advisory services based on a percentage of the Acquiring Fund’s average daily net assets and also bears substantially all operating expenses of the Acquiring Fund, subject to certain stated exceptions. Under the terms of the Target Fund’s IMA, Metropolitan West Asset Management, LLC (the “Target Fund Adviser”) charges the Target Fund a management fee for investment advisory services based on a percentage of the Target Fund’s average daily net assets but is not obligated to pay the operating expenses of the Target Fund. Following the Reorganization, the total annual fund operating expenses of the Acquiring Fund are expected to be lower than those of each share class of the Target Fund because the fee rate paid by the Acquiring Fund under its IMA will be less than the fee rate paid by the Target Fund for the same services. The Acquiring Fund Adviser and the Target Fund Adviser are under the common control of The TCW Group, Inc., and the Acquiring Fund Adviser will provide to the Acquiring Fund the same nature and level of services provided to the Target Fund.

The purpose of the Rule 17a-8 shareholder approval requirement is to prevent a fund from effecting through a reorganization without shareholder approval changes that it could not otherwise have effected without shareholder approval. Consistent with the Staff’s guidance, the Registrant notes that the Target Fund and the Target Fund Adviser could, without shareholder approval, combine the Target Fund’s advisory agreement with an administrative services agreement under which the Target Fund Adviser would pay the operating expenses of the Target Fund subject to certain specified exceptions for a combined fee rate that did not exceed the rate previously paid by the Target Fund for such services and then proceed with the Reorganization without shareholder approval. The Trust believes that accomplishing this change through the Reorganization is more efficient and does not believe that combining two steps, neither of which would individually require shareholder approval, should give rise to a shareholder approval requirement.

[1]	See, e.g., Investment Management Staff Issues of Interest, “Advisory Contracts—Combined Investment Advisory and Service Fees” (October 5, 2012), available at https://www.sec.gov/investment/divisionsinvestmentissues-interestshtml#advisorycontracts-ica and Franklin Templeton Group of Funds, Staff No-Action Letter (July 23, 1997).

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10.	Comment: Please confirm that no additional disclosure is required in response to Item 8 of Form N-14.

Response: The Trust confirms that no additional disclosure is required in response to Item 8 of Form N-14.

11.	Comment: To the extent there will be any anticipated material repositioning of the Target Fund’s investment portfolio, please disclose the impact on Target Fund shareholders of any such repositioning.

Response: The Trust confirms there is no anticipated material repositioning of the Target Fund’s investment portfolio.

Sincerely,

/s/ Olivia R. Lanagan

Olivia R. Lanagan

cc:	Brian D. McCabe Yana D. Guss